UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 001-35001

AVALON RARE METALS INC.
(Translation of registrant’s name into English)

130 Adelaide Street West
Suite #1901
Toronto, Ontario M5H 3P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [  ]                Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

The purpose of this amendment is to furnish an amended Form of Warrant and an amended Form of Agent Warrant, which had previously been furnished by Avalon Rare Metals Inc. (the “Company”) on Form 6-K to the United States Securities and Exchange Commission on June 10, 2014, as Exhibits 99.4 and 99.5. All other information included in the Form 6-K remains unchanged.

INCORPORATION BY REFERENCE

Exhibits 99.1 to 99.5 included with this report on Form 6-K are expressly incorporated by reference into this report and are hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of Avalon Rare Metals Inc. (File No. 333-190771), as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVALON RARE METALS INC.

/s/ R. James Andersen
Date: June 12, 2014	R. James Andersen
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Engagement Letter with H.C. Wainwright & Co., LLC dated May 21, 2014*
99.2	Amendment to H.C. Wainwright & Co., LLC Engagement Letter dated June 10, 2014*
99.3	Form of Securities Purchase Agreement*
99.4	Form of Warrant
99.5	Form of Agent Warrant

*previously furnished by the Company to the United States Securities and Exchange Commission on Form 6-K on June 10, 2014.